UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 9, 2011

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Media Contact	Investor Contact
Stephanie Look	Kip E. Meintzer
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2171	+1 650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE INCREASES SHARE REPURCHASE PROGRAM BY 50%

REDWOOD CITY, Calif.- February 9, 2011 - Check Point Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced that its board of directors has authorized a 50% increase in its on-going stock repurchase program.  Under the expanded plan Check Point is authorized to repurchase $300 million of its outstanding shares during 2011, up from $200 million in 2010.

As of December 31, 2010, Check Point has approximately 208.4 million shares of common stock outstanding, for the fourth quarter of 2010 the number of diluted shares was approximately 214.4 million.

Since its initial share repurchase program announced in October 2003 through December 31, 2010, Check Point has purchased approximately 79 million shares for a total of approximately $1.8 billion.

Share purchases will take place in the open market and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the Securities and Exchange Commission.  For a portion of the authorized repurchase amount, Check Point may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program has no time limit, does not require Check Point to acquire a specific number of shares, and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2011 Check Point Software Technologies Ltd. All rights reserved

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ John Slavitt
John Slavitt
General Counsel

February 9, 2011